Pembina Announces 2026 Guidance, Agreement for Cedar Capacity, and Business Update
All financial figures are approximate and in Canadian dollars unless otherwise noted. This news release refers to certain financial measures and ratios that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA") and proportionately consolidated debt-to-adjusted EBITDA. For more information see "Non-GAAP and Other Financial Measures" herein.
CALGARY, ALBERTA, December 15, 2025 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its 2026 financial guidance, a commercial agreement for Cedar LNG capacity, and an expansion of the Peace Pipeline System to support growing customer demand.
Highlights
•2026 Guidance – adjusted EBITDA of $4.125 billion to $4.425 billion reflects an approximately four percent increase in fee-based adjusted EBITDA over the forecast for 2025. At the midpoint of the 2026 guidance range, growth in the fee-based business is expected to be offset by a moderated contribution from the marketing business based on current strip pricing for 2026. Pembina's capital investment program is expected to total approximately $1.6 billion.
•Three Year Guidance Reaffirmed – the midpoint of the 2026 guidance range represents 2023 to 2026 fee-based adjusted EBITDA per share compound annual growth of approximately five percent, positioning Pembina to deliver on the target provided at its 2024 Investor Day. Further, Pembina's 2024 to 2026 capital investment program remains internally self-funded. Pembina intends to extend its long-term growth guidance for the post-2026 timeframe in the first quarter of 2026 following advancement of certain key growth initiatives.
•Cedar LNG – Pembina has signed a 12-year agreement with Ovintiv Inc. ("Ovintiv") for 0.5 million tonnes per annum ("mtpa") to complete the remarketing of Pembina’s 1.5 mtpa of capacity at the Cedar LNG facility, further demonstrating its commitment to delivering growth and executing its strategy within the Company's long-standing financial guardrails and prudent risk profile.
•Conventional Pipeline Expansions and Commercial Success – Pembina has approved a $200 million expansion of the Peace Pipeline System to increase propane-plus market delivery capacity into the Namao, Alberta hub. Progress on the northeast British Columbia expansion program, including the Birch-to-Taylor and Taylor-to-Gordondale expansions continues, and Pembina intends to commence construction in a phased manner to meet customer needs for liquids egress. Throughout 2025, in support of utilization of existing assets and future expansion opportunities, Pembina has renewed existing contracts, and executed incremental new contracts, totaling over 200,000 barrels per day ("bpd") of conventional pipeline transportation capacity.
•Greenlight Electricity Centre – Pembina and Kineticor continue to observe positive momentum towards the development of the Greenlight Electricity Centre. The previously announced land sale has closed, and the partners continue to progress workstreams that include finalizing commercial agreements with the customer, engineering, procurement and regulatory. A final investment decision is expected in the first half of 2026.

CEO Comment
As we exit 2025, we are experiencing record throughput on the Peace Pipeline System and high utilization across our entire asset base. Moving forward into 2026, Pembina stands at the heart of one of the most significant energy transformations in North America. The Western Canadian Sedimentary Basin continues to experience robust production growth driven by new LNG and LPG export capacity, expanded oil egress, and evolving energy demands. Supporting this growth outlook, Pembina has observed a shift in tone from policy makers that could positively impact how the Canadian energy industry evolves. At both the federal and provincial level, there is momentum building towards reshaping Canada’s energy strategy in a way that could unlock Canada’s abundant and diverse energy resources.
Pembina's strategy remains clear and focused: to provide safe, reliable, and cost-effective energy infrastructure solutions that connect producers to high value markets. I am particularly proud that Pembina continues to deliver on its promises. Our 2026 financial guidance positions us to meet the 3-year growth and funding targets we set at our 2024 Investor Day, and our latest Cedar LNG capacity agreement fulfills our commitment to deliver strategic growth within our financial guardrails and prudent risk profile. In addition, throughout 2025, we continued to demonstrate our strong track record of safe, on-time and on-budget project execution, while advancing development and sanctioning new projects to support future growth. We continue to enhance our competitive service offering and overall resilience through targeted productivity and cost efficiencies. Finally, our continued commercial successes highlight the value our customers continue to place on Pembina's service offering and we are grateful for the trust they have in us as their infrastructure partner.
I am filled with confidence and optimism about Pembina’s future. Our company stands at a pivotal moment, uniquely positioned to capitalize on the evolving energy landscape and the growing demand for reliable, integrated midstream infrastructure.
Scott Burrows, President and Chief Executive Officer

2026 Guidance
Pembina expects 2026 adjusted EBITDA of $4.125 billion to $4.425 billion, reflecting the net impact of an approximately four percent increase in fee-based adjusted EBITDA and a moderated outlook for the marketing business, relative to the forecast for 2025. Further, the midpoint of the 2026 guidance range represents 2023 to 2026 fee-based adjusted EBITDA per share compound annual growth of approximately five percent, positioning the Company to deliver on the target range provided at its 2024 Investor Day. The constructive growth in fee-based adjusted EBITDA reflects growing volumes and commercial successes across Pembina's systems, the positive impact of acquisitions at Pembina Gas Infrastructure ("PGI"), the consolidation of interests in Alliance Pipeline and Aux Sable, and margin enhancement through targeted productivity and cost efficiencies, partially offset by the impact of the previously announced negotiated settlement between Alliance and certain shippers and interested parties (the "Alliance Settlement").
The mid-point of the 2026 adjusted EBITDA guidance range includes a contribution from the Marketing & New Ventures segment of $345 million based on current commodity strip pricing.
The lower and upper ends of the 2026 guidance range are framed primarily as a function of (1) commodity prices and the resulting contribution from the marketing business; (2) interruptible volumes on key systems; and (3) the U.S./Canadian dollar exchange rate.

The 2026 adjusted EBITDA guidance range reflects quarterly seasonal and other factors including:
•Stronger first and fourth quarter results in the NGL marketing business.
•The placement into service throughout the year of new assets currently under construction, including the Wapiti Expansion and the K3 Cogeneration Facility in the first quarter, and RFS IV in the second quarter.
•Higher integrity and geotechnical costs on the conventional pipeline assets in the third and fourth quarters.
•Higher contribution from Alliance in the first and fourth quarters due to the ability to transport higher volumes during colder periods.
•Higher integrity and maintenance activities on the Cochin Pipeline in the second and third quarters.
Drivers of 2026 Fee-based Adjusted EBITDA
Major factors driving the growth in the midpoint of the 2026 fee-based adjusted EBITDA guidance range compared to the forecast for 2025 include:
•Lower contribution from the Alliance Pipeline (approximately $140 million) due to the impact on Alliance Canada of the Alliance Settlement, including revised tolls and the new revenue sharing provision, and lower revenue from Alliance U.S. These factors are being partially offset by a continuation of the high utilization experienced in 2025 and higher seasonal and interruptible revenue due to higher tolls.
•Higher contribution (approximately $80 million) from other assets in the Pipelines Division, namely the Peace Pipeline, the Nipisi Pipeline, and the Cochin Pipeline. A higher contribution from these assets is roughly evenly split between volume and margin growth.
•Higher contribution from the Facilities Division (approximately $185 million). The increase includes a higher contribution from PGI (approximately $115 million), primarily as a result of the Wapiti Expansion and K3 Cogeneration Facility entering service, contributions from assets entering service related to previously disclosed infrastructure funding agreements with certain customers, higher volumes at the Dawson Assets and Duvernay facilities, fewer planned and unplanned outages, and fewer third-party restrictions. The increased contribution from Facilities also reflects the RFS IV Expansion entering service, including the related increase in storage and terminalling activity.
•Lower expenses in the Corporate segment (approximately $20 million) based on productivity and cost efficiencies across the business.
Drivers of 2026 Marketing Adjusted EBITDA
In 2022 to 2024, Pembina's marketing business contributed results above the long-run average due to strong NGL pricing, robust differentials in the crude oil complex, depressed western Canadian natural gas prices, and significant short-term commodity price movements driving additional margin realization. In 2025, moderation of NGL pricing, along with strengthening western Canadian natural gas prices are driving marketing results closer to the mid-point of the long-term range. Looking forward to 2026, current forward strip pricing reflects key price spreads for Pembina’s marketing business which are below 2025 averages and at the lower end of the long-term historical range.
The outlook for an approximately $150 million lower contribution from Marketing & New Ventures in 2026 is primarily a result of lower frac spreads due to lower NGL prices and higher natural gas prices (approximately $105 million) and narrower margins and reduced blending opportunities in crude oil marketing (approximately $40 million).
Pembina has hedged approximately 30 percent of its frac spread exposure for the first half of 2026. The weighted average price of Pembina's current frac spread hedges, excluding transportation and processing costs, is approximately C$29.30 per barrel, which aligns closely to the prevailing 2026 forward price at the beginning of December 2025. Pembina expects to hedge approximately 30 percent of its full year 2026 frac spread exposure and to reach that target by the end of the first quarter.
2026 Adjusted EBITDA Sensitivities
Pembina's 2026 adjusted EBITDA may be directly impacted by market-based prices as follows:

Key Variable	2026 Guidance Midpoint Assumption	Sensitivity	Impact on 2026 Adjusted EBITDA ($millions) (1)
AECO Natural Gas (CAD/GJ)	$3.00	± $0.50	± 19
Chicago Natural Gas (USD/MMbtu)	$3.80	± $0.50	± 46
Mont Belvieu Propane (USD/usg)	$0.67	± $0.10	± 83
Foreign Exchange Rate (USD/CAD)	$1.39	± $0.05	± 47
(1)Includes the impact of Pembina's hedging program.
2026 Current Income Tax
Current income tax expense in 2026 is anticipated to be $370 million to $430 million as Pembina will continue to benefit from the availability of tax pools from assets recently placed into service.
2026 Capital Investment and Funding Plan
Pembina's 2026 capital program is expected to be allocated as follows:

($ millions)	2026 Budget (1)
Pipelines Division	$640
Facilities Division	$255
Corporate	$45
Capital Expenditures	$940
Contributions to Equity Accounted Investees	$660
Capital Expenditures and Contributions to Equity Accounted Investees	$1,600
(1)Capital budget shown in Canadian dollars based on a forecasted average USD/CAD exchange rate of 1.39.
Pipelines Division capital expenditures primarily relate to sustaining capital; the Fox Creek-to-Namao Peace Pipeline Expansion; spending to advance potential future projects, including preliminary construction activities to support optimized execution of the Birch-to-Taylor and Taylor-to-Gordondale expansions; and investments in smaller growth projects, including various laterals and terminals.
Capital expenditures in the Facilities Division primarily relate to construction of the RFS IV Expansion and the Prince Rupert Terminal Optimization, smaller growth projects, and sustaining capital spending.

Contributions to Equity Accounted Investees includes approximately $380 million of contributions to Cedar LNG to fund the construction of the Cedar LNG Project, and approximately $280 million of contributions to PGI to fund development of the Wapiti Expansion, as well as commitments related to previously announced infrastructure funding agreements.
The Company's 2026 capital program includes:
•$210 million of non-recoverable sustaining capital to support safe and reliable operations.
•$45 million related to digitization, technology, and systems investments, which aim to enhance productivity and operational efficiency.
At its 2024 Investor Day, Pembina committed to internally self-funding the 2024 to 2026 capital investment program. While Pembina expects a free cash flow deficit in 2026, collectively from 2024 to 2026, Pembina expects to generate a free cash flow surplus, thus satisfying that commitment.
Based on Pembina’s existing strong financial position, the year-end proportionately consolidated debt-to-adjusted EBITDA ratio is expected to be approximately 3.7 to 4.0 times. Excluding debt related to the construction of the Cedar LNG facility, which is expected to enter service in late-2028, this ratio would be approximately 3.4 to 3.7 times. With 2026 serving as the peak investment year for Cedar LNG, 2026 is also expected to represent the peak year for Pembina’s proportionately consolidated debt-to-adjusted EBITDA ratio. With incremental cash flow from projects entering service and a significant ramp down in Cedar LNG spending post-2026, Pembina's leverage is expected to return to the lower end of its target range of 3.5 to 4.25 times.
Agreement for Cedar LNG Capacity and Construction Update
Pembina has entered into a 12-year agreement with Ovintiv related to the remaining 0.5 mtpa of Pembina’s liquefaction capacity at Cedar LNG. Similar in structure to the previously announced PETRONAS agreement for 1.0 mtpa, the agreement with Ovintiv is a synthetic liquefaction service structure under which Pembina will provide transportation and liquefaction capacity to Ovintiv and receive a stable long-term, take-or-pay revenue stream with the potential for incremental value enhancement.
"Ovintiv is a significant customer to Pembina across our natural gas processing and transportation, and NGL transportation, fractionation, and marketing businesses. Ovintiv is one of the largest and most innovative liquids-rich natural gas producers in Canada's Montney play, and Pembina is pleased to further support their growing business by providing access through Cedar LNG to diversified, higher value global markets for their product," said Stu Taylor, Pembina's Senior Vice President & Corporate Development Officer.
“Today’s announcement marks a significant advancement in our strategy to expand market access and maximize the profitability of our Montney gas resource through participation in global LNG markets,” said Meghan Eilers, EVP of Midstream and Marketing at Ovintiv. “We are excited to partner with Pembina to supply low-cost Canadian natural gas to overseas markets, supporting energy security and global emissions reductions.”
Following the agreement with Ovintiv, Pembina has now remarketed the full 1.5 mtpa of its Cedar LNG capacity to third parties and further demonstrated its commitment to delivering growth and executing its strategy within the Company's long-standing financial guardrails and prudent risk profile.
Pembina has revised its expectation for the annual run-rate adjusted EBITDA contribution from Cedar LNG to US$220 million to US$280 million, net to Pembina. This range is comprised of low risk, long-term, take-or-pay cash flows on Cedar LNG's base contracted capacity of 3.0 mtpa, together with potential incremental cargos of up to 0.3 mtpa, and additional upside participation under certain commodity price scenarios.
The revised range reflects an approximately 10 percent increase in the base contribution from the 3.0 mtpa of contracted capacity, compared to Pembina's estimate when the project was originally sanctioned. Further, the revised range represents a higher base level of secured cash flow and incremental upside participation without commodity downside risk.
The Cedar LNG project continues to trend on time and on budget, with an expected in-service date in late 2028. Earlier this year, Pembina and its partner, the Haisla Nation, celebrated the achievement of a major milestone for the Cedar LNG Project as construction of the floating LNG vessel began with steel cutting on both the vessel hull and the top side facilities. At the end of November 2025, construction of the floating LNG vessel was nearly 30 percent complete. In addition, significant progress has been made towards the onshore scope of work, including completion of all horizontal directional drills on the Cedar Pipeline and clearing of the transmission line right-of-way. 2026 will be the largest single capital investment year for the project, with a focus on progressing construction of the floating LNG vessel, completing the substation and mooring foundations at the marine terminal site, commencing installation of the transmission line, and achieving mechanical completion of the Cedar Pipeline.
Responding to Customer Needs with Growing Conventional Pipeline Transportation Capacity
New demand from west coast LNG and LPG exports, rising intra-basin natural gas usage, and new petrochemical facilities, combined with growing oil transportation capacity, continue to support low-to-mid single digit volume growth from Canadian oil and gas producers beyond the end of the decade. In turn, Pembina continues to receive incremental liquids transportation requests from customers. Producer activity is driving the need for new transportation infrastructure in the 2027 to 2028 timeframe to accommodate forecasted propane-plus and condensate volume growth from the northeast British Columbia and Alberta Montney, Deep Basin and Duvernay.
In response, Pembina has been progressing development of three potential expansions totaling approximately $1 billion of new infrastructure that will help enable Western Canadian Sedimentary Basin growth, while positioning Pembina to win new liquids transportation opportunities.
Pembina is proceeding with the first of these three expansions - the Fox Creek-to-Namao Expansion of the Peace Pipeline System ("Fox Creek-to-Namao Expansion"). The Fox Creek-to-Namao Expansion includes three new midpoint pump stations and upgrades to three existing pump stations that will add approximately 70,000 barrels per day of propane-plus market delivery capacity to the Fox Creek, Alberta to Namao, Alberta segment of the Peace Pipeline System and is expected to significantly improve operational and logistical flexibility. The project has an estimated cost of approximately $200 million and an anticipated in-service date in the first quarter of 2027. This investment will be supported by long-term take-or-pay and other commercial agreements that are expected to ramp up through the decade. As envisioned with the Phase III expansion, which was completed in 2017, the Fox Creek-to-Namao Expansion will bring the total capacity of the Peace and Northern pipeline systems to approximately 1.2 million barrels per day.
Beyond the Fox Creek-to-Namao Expansion, Pembina continues to advance the proposed Birch-to-Taylor and Taylor-to-Gordondale expansions in support of growing NGL volumes in northeast British Columbia. Subject to receipt of the remaining regulatory permits on the Taylor-to-Gordondale project, Pembina intends to commence preliminary construction activities on both expansions in 2026. Construction timing will be optimized to ensure delivery of egress capacity to meet customers' needs while maintaining Pembina’s track record of disciplined capital investment.
Rising utilization and accretive expansion opportunities across Pembina's conventional pipelines are being supported by commercial successes that demonstrate its leading capabilities and position as the service provider of choice. Customers continue to show the value they place on Pembina's competitive tolls, integrated value chain, strong project execution, superior connectivity and optionality, and access to global markets.
Throughout 2025, in support of utilization of existing assets and future expansion opportunities, Pembina has renewed existing contracts, and executed incremental new contracts, totaling over 200,000 bpd of conventional pipeline transportation capacity, including successfully recontracting substantially all volumes available for renewal under Peace Pipeline contracts expiring in 2025 and 2026.
Greenlight Electricity Centre
Throughout 2025, Pembina and its partner, Kineticor made significant progress in the development of Greenlight, a proposed multi-phased natural gas-fired combined cycle power generation facility, to be located in Sturgeon County, Alberta, with a capacity of up to approximately 1,800 megawatts ("MW") designed to advance Alberta's innovation economy. Achievements during 2025 included securing a 907 MW power grid allocation, which was subsequently assigned to a potential customer of Greenlight (the "Customer"); entering into an approximately $190 million (net to Pembina) purchase and sale agreement with the Customer for land currently owned by Greenlight and Pembina; and signing an agreement that provides certainty of availability and delivery timing of two turbines to support the approximately 900 MW first phase of Greenlight. The land sale recently closed and Pembina and Kineticor continue to progress various workstreams, including finalizing commercial agreements with the Customer, engineering, procurement and regulatory. A final investment decision is expected in the first half of 2026.
Organizational Changes
As part of a broader organizational evolution and in conjunction with planned retirements and succession, Pembina is consolidating key executive portfolios to drive enterprise-wide alignment in support of the Company's strategic priorities.
Stu Taylor, Senior Vice President & Corporate Development Officer; Janet Loduca, Senior Vice President, External Affairs and Chief Legal & Sustainability Officer; and Eva Bishop, Senior Vice President & Corporate Services Officer will be retiring effective December 31, 2025. Stu, Janet, and Eva's leadership and contributions have made a lasting impact on Pembina, and their many contributions are deeply appreciated. Mr. Taylor will remain as an advisor to Pembina to support the ongoing development of Pembina’s LNG business.
Sarah Schwann has been appointed Chief Legal, People, & Corporate Affairs Officer and will have accountability for Legal, External Affairs, Information Services, and Human Resources.
Going forward, the Officer team will include Scott Burrows, President and Chief Executive Officer; Cameron Goldade, Chief Financial Officer; Jaret Sprott, Chief Operating Officer; Chris Scherman, Chief Marketing & Strategy Officer; and Sarah Schwann, Chief Legal, People, & Corporate Affairs Officer.

About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically-located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.
_______________________________

For further information:

Investor Relations
(403) 231-3156
1-855-880-7404
investor-relations@pembina.com
www.pembina.com

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "project", "trend", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's anticipated 2026 adjusted EBITDA, 2026 capital investment program costs, 2026 year-end proportionately consolidated debt-to-adjusted EBITDA ratio and current income tax expenses in 2026; future pipeline, processing, fractionation and storage facility and system operations and throughput levels; Pembina's corporate strategy and the development and expected timing of new business initiatives and growth opportunities, including the anticipated timing and impacts thereof; expectations about industry activities and development opportunities, as well as the anticipated benefits and timing thereof; expectations about the demand for services, including expectations in respect of increased utilization across Pembina's assets, future tolls and volumes; planning, construction, capital expenditure and cost estimates, schedules, locations, regulatory and environmental applications and approvals, expected capacity, incremental volumes, power output, project completion and in-service dates, rights, activities and operations with respect to planned construction of, or expansions on, pipelines systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or infrastructure; the development and anticipated benefits of Pembina's new projects and developments, including the K3 Cogeneration Facility, the Cedar LNG Project, the Wapiti Expansion, Birch-to-Taylor expansion, the Taylor to Gordondale project, Fox Creek-to-Namao Expansion and the RFS IV Expansion, including the completion and timing thereof; the final investment decision and timing thereof in respect of certain projects, including the Greenlight Electricity Centre; the impact of current and future market conditions on Pembina; Pembina's hedging strategy and expected results therefrom; Pembina's capital structure, including future actions that may be taken with respect thereto and expectations regarding future uses of cash flows and uses thereof, repayments of existing debt, new borrowings and securities issuances; and Pembina's commitment to, and ability to maintain, its financial guardrails.

The forward-looking statements are based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates; the ability of Pembina to maintain current credit ratings; the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing of existing debt as it becomes due; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; assumptions with respect to share repurchases pursuant to Pembina's normal course issuer bid, including the funding thereof, existing and future market conditions, including with respect to Pembina's common share trading price, and compliance with respect to applicable securities laws and regulations and stock exchange policies; that any required commercial agreements can be reached in the manner and on the terms expected by Pembina; that all required regulatory and environmental approvals can be obtained on acceptable terms and in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy); and certain other assumptions in respect of Pembina's forward-looking statements detailed in Pembina's Annual Information Form for the year ended December 31, 2024 (the "AIF") and Management's Discussion and Analysis for the year ended December 31, 2024 (the "Annual MD&A"), which were each filed on SEDAR+ on February 27, 2025, as well as in Pembina's Management's Discussion and Analysis dated November 6, 2025 for the three and nine months ended September 30, 2025 (the "Interim MD&A") and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions, including the outcome of regulatory hearings, and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by contractual counterparties; actions by governmental or regulatory authorities, including changes in laws and treatment, changes in royalty rates, regulatory decisions, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; Pembina's ability to realize the anticipated benefits of recent acquisitions; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation, commodity prices, supply/demand trends and overall industry activity levels; new Canadian and/or U.S. trade policies or barriers, including the imposition of new tariffs, duties or other trade restrictions; constraints on the, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North America and elsewhere, including changes in trade relations between Canada and the U.S., and public opinion thereon; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 27, 2025 for the year ended December 31, 2024 and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date hereof. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the 2026 adjusted EBITDA, 2026 capital investment program costs, 2026 proportionately consolidated debt-to-adjusted EBITDA and 2026 income tax expense guidance contained herein as of the date of this news release. The purpose of these financial outlooks is to assist readers in understanding Pembina's expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Non-GAAP and Other Financial Measures
Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this news release, Pembina has disclosed adjusted EBITDA, a non-GAAP financial measure, and proportionately consolidated debt-to-adjusted EBITDA, a non-GAAP ratio, neither of which have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures or ratios disclosed by other issuers. Such financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance or cash flows specified, defined or determined in accordance with IFRS, including revenue or earnings.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this news release, together with, as applicable, disclosure of the most directly comparable financial measure that is determined in accordance with GAAP to which each non-GAAP financial measure relates and a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure. Additional information relating to such non-GAAP financial measures and non-GAAP ratios, including disclosure of the composition of each non-GAAP financial measure and non-GAAP ratio, an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure; an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed; and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the Annual MD&A, which information is incorporated by reference in this news release. The Annual MD&A is available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. In addition, Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
The equivalent historical non-GAAP financial measure to 2026 adjusted EBITDA guidance is adjusted EBITDA for the year ended December 31, 2024.

12 Months Ended December 31, 2024	Pipelines	Facilities	Marketing & New Ventures	Corporate & Inter-segment Eliminations	Total
($ millions)

Earnings (loss)	1,907 1,840	666 610	569 435	(1,422) (696)	1,874 1,776
Income tax (recovery) expense	— —	— —	— —	— —	(154) 413
Adjustments to share of profit (loss) from equity accounted investees and other	46	486	(16)	—	516
Net finance costs	24 28	10 9	9 4	518 425	561 466
Depreciation and amortization	560 414	183 159	64 46	55 44	862 663
Unrealized loss from derivative instruments	— —	— —	170 32	— —	170 32
Non-controlling interest(1)	— —	— —	(12) —	— —	(12) —
Loss on Alliance/Aux Sable Acquisition	— —	— —	— —	616 —	616 —
Transaction and integration costs in respect of acquisition	— —	— —	— —	25 2	25 2
Derecognition of insurance contract provision	— —	— —	(34) —	— —	(34) —
Gain on disposal of assets, other non-cash provisions, and other	(4)	2	(26)	12	(16)
Adjusted EBITDA	2,533 2,234	1,347 1,213	724 597	(196) (220)	4,408 3,824
(1)    Presented net of adjusting items.
Adjusted EBITDA from Equity Accounted Investees
In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

12 Months Ended December 31, 2024	Pipelines	Facilities	Marketing & New Ventures	Total
($ millions)
Share of profit (loss) from equity accounted investees - operations	42	231	55	328 +2
Adjustments to share of profit from equity accounted investees:
Net finance costs (income)	7	175	(23)	159
Income tax expense	—	73	—	73
Depreciation and amortization	39	221	7	267
Unrealized loss on commodity-related derivative financial instruments	—	2	—	2
Transaction costs incurred in respect of acquisitions and non-cash provisions	—	15	—	15
Total adjustments to share of profit from equity accounted investees	46	486	(16)	516
Adjusted EBITDA from equity accounted investees	88	717	39	844

Proportionately Consolidated Debt-to-Adjusted EBITDA
Proportionately Consolidated Debt-to-Adjusted EBITDA is a non-GAAP ratio that management believes is useful to investors and other users of Pembina’s financial information in the evaluation of the Company’s debt levels and creditworthiness.

	12 Months Ended
($ millions, except as noted)	September 30, 2025	December 31, 2024
Loans and borrowings (current)	1,093	1,525
Loans and borrowings (non-current)	10,745	10,535
Loans and borrowings of equity accounted investees	3,724	3,333
Proportionately consolidated debt	15,562	15,393
Adjusted EBITDA	4,468	4,408
Proportionately consolidated debt-to-adjusted EBITDA (times)	3.5	3.5

($ millions)	12 Months Ended September 30, 2025	9 Months Ended September 30, 2025	12 Months Ended December 31, 2024	9 Months Ended September 30, 2024
Earnings (loss)	1,777	1,205	1,874	1,302
Income tax expense (recovery)	537	365	(154)	(326)
Adjustments to share of profit from equity accounted investees	568	506	516	454
Net finance costs	617	454	561	398
Depreciation and amortization	966	731	862	627
Unrealized (gain) loss from derivative instruments	—	(41)	170	129
Non-controlling interest(1)	—	—	(12)	(12)
Loss on acquisition	—	—	616	616
Derecognition of insurance contract provision	—	—	(34)	(34)
Transaction and integration costs in respect of acquisition	12	5	25	18
(Gain) loss on disposal of assets, other non-cash provisions, and other	(9)	(11)	(16)	(18)
Adjusted EBITDA	4,468	3,214	4,408	3,154
	=A+B-C	A	B	C
(1)    Presented net of adjusting items.